March 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Acceleration Request for Registration Statement on Form S-4 (File No. 333-294267)

To Whom It May Concern:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Digimarc Parent, Inc. (f/k/a Deschutes Parent, Inc.) (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended to date (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m. (Eastern Time) on Tuesday, March 24, 2026, or as soon as practicable thereafter. In making this acceleration request, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Digimarc Parent, Inc.

By:	/s/ Charles Beck
Name:	Charles Beck
Title:	Treasurer and Secretary